082-03116

GREAT QUEST
METALS LTD.

09046038

RECEIVED
2009 MAY -4 A 8:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 21, 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 21, 2009. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

April 21, 2009

Great Quest Signs a Letter of Intent for the Acquisition of a 75% Interest in its Kenieba Area Concessions for $2,500,000

VANCOUVER, BC -- Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce that it has executed a letter of intent which gives Avion Resources Corp. (Avion) the right to acquire 75% of its interest in four mineral concessions (the "Property") located adjacent to the south and west sides of the Tabakoto property (see figure). Great Quest previously spent approximately US$3.0 million in expenditures to explore the Property.

The Property comprises the Kenieba, Kenieba Est, Comifa and Baroya concessions totalling approximately 50 km^2 ("The Concessions"), which, subject to concession renewals, is expected to increase Avion's local property package by up to 50%. The Kenieba concession hosts a NI 43-101 compliant inferred resource in the Djambaye 2 gold zone of 324,000 ounces (Carl Verley (P. Geo.), January 28, 2008 Great Quest news release). This equates to 2,574,000 tonnes grading 3.92 grams per tonne gold. The Baroya concession lies west of the various mineralized Segala zones, which are still open along strike to the east and west.

Commenting on the proposed acquisition, Avion's President and CEO, Mr. John Begeman stated, "This disciplined acquisition represents an exciting opportunity for Avion to acquire nearby prospective gold projects that could provide additional feed for the Tabakoto mill and support Avion's stated growth and West African consolidation goals."

Subject to confirmatory due diligence, including without limitation, Avion receiving a satisfactory title opinion with respect to the Property, Avion and Great Quest shall enter into a definitive agreement with respect to the Property. This agreement will be subject to the approval of the TSX Venture Exchange.

To acquire 75% of Great Quest's interest in the four mining concessions Avion is required to make cash payments of CDN$ 2,500,000 and work commitments of CDN$ 2,000,000, both over five years. Upon signing a definitive agreement, Avion is required to make a cash payment of CDN$400,000 and complete at least CDN$150,000 of exploration expenditures during the first year. Great Quest's interest in the concessions varies from 95% to 100% subject to a carried interest to the Government of Mali ranging between 10% and 20%.

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"Avion plans to build upon Great Quest's work that has defined a series of northerly trending gold zones and gold mineralized cross-structures that are similar in character to those on the Avion concessions. Once the Great Quest data has been incorporated into the property compilation, a program of soil sampling and magnetic surveys will be carried out prior to additional drilling." comments Don Dudek, Vice President of Exploration for Avion.

Don Dudek, P.Geo., the Senior Vice President, Exploration of the Company and a qualified person under National Instrument 43-101, has reviewed the scientific and technical information in this press release.

About Great Quest Metals Ltd.

Great Quest is a Canadian-based company focused in Mali, West Africa and British Columbia. In addition to the Kenieba gold property, the Company also holds the Bourdala gold concessions in western Mali, as well as the copper-gold-molybdenum property in BC. The Company is also in negotiations to acquire the Tilemsi phosphate project in eastern Mali. If Great Quest is successful in acquiring the Tilemsi project, this agreement will allow the Company to concentrate on bringing it to production, while at the same time work continues on the Kenieba property.

About Avion Resources Corp.

Avion is a Canadian-based gold company focused in West Africa. The Company holds 80% of the Tabakoto and Segala gold projects in Mali (assuming completion of the Dynamite acquisition). Gold production at these projects has commenced, with approximately 66,000 ounces of production forecast for 2009 rising to 101,400 ounces in 2012. Avion has a highly skilled management team, with a focus on growth and consolidation within West Africa.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

For additional information please contact:
Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM